UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

Biofrontera AG
(Name of Issuer)

Ordinary Shares, nominal value €1.00 per share (including Ordinary Shares represented by American Depository Shares (ADSs) at a ratio of two Ordinary Shares per ADS)
(Title of Class of Securities)

09075G105 **
(CUSIP Number)

Rolf Birkert Member of the Board Ziegelhaeuser Landstrasse 1 69120 Heidelberg Germany +49 6221 649 24 – 35
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The Ordinary Shares have no CUSIP number. The CUSIP number for the ADSs, each representing two Ordinary Shares, is 09075G105.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Deutsche Balaton Biotech AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,987,199
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,280,847 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,987,199 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.95% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 618,187 shares and 831,330 American depositary shares (“ADSs”) (each representing two shares) held by DBB.

(2)	Includes 4,084,941 shares held by SPARTA AG (“SP”), 1,200 shares held by Heidelberger Beteiligungsholding AG (“HDBH”), 2,270,181 shares held by Deutsche Balaton Aktiengesellschaft (“DB”) and 8,350,030 shares held by Delphi Unternehmensberatung Aktiengesellschaft (“DU”) pursuant to the Acting in Concert Agreement described herein. See Item 5, herein.

(3)	Based upon 56,717,385 shares outstanding as reported in the Issuer’s Form 6-K filed on November 18, 2021.

1	NAMES OF REPORTING PERSONS SPARTA AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,987,199
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,084,941

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,987,199 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.95% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes618,187 shares and 831,330 ADSs (each representing two shares) held by DBB, 1,200 shares held by HDBH, 2,270,181 shares held by DB and 8,350,030 shares held by DU pursuant to the Acting in Concert Agreement described herein. See Item 5, herein.

(2)	Based upon 56,717,385 shares outstanding as reported in the Issuer’s Form 6-K filed on November 18, 2021.

1	NAMES OF REPORTING PERSONS Heidelberger Beteiligungsholding AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,987,199
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,987,199 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.95% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 618,187 shares and 831,330 ADSs (each representing two shares) held by DBB, 4,084,941 shares held by SP, 2,270,181 shares held by DB and 8,350,030 shares held by DU pursuant to the Acting in Concert Agreement described herein. See Item 5, herein.

(2)	Based upon 56,717,385 shares outstanding as reported in the Issuer’s Form 6-K filed on November 18, 2021.

1	NAMES OF REPORTING PERSONS Ming Le Sports AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of shares held directly by Ming Le Sports AG (“MLS”). See Item 5, herein.

(2)	Based upon 56,717,385 shares outstanding as reported in the Issuer’s Form 6-K filed on November 18, 2021.

1	NAMES OF REPORTING PERSONS Altech Advanced Materials AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of shares held directly by Altech Advanced Materials AG (“AAM”). See Item 5, herein.

(2)	Based upon 56,717,385 shares outstanding as reported in the Issuer’s Form 6-K filed on November 18, 2021.

1	NAMES OF REPORTING PERSONS Deutsche Balaton Aktiengesellschaft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC, AF, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,989,199
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,639,169

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,989,199 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.95% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 618,187 shares and 831,330 ADSs (each representing two shares) held by DBB, 4,084,941 shares held by SP, 1,200 shares held by HDBH and 8,350,030 shares held by DU pursuant to the Acting in Concert Agreement described herein. Also includes 1,000 shares held MLS and 1,000 shares held by AAM, as to which DB disclaims beneficial ownership. DB owns a majority interest in each of MLS and AAM. See Item 5, herein.

(2)	Based upon 56,717,385 shares outstanding as reported in the Issuer’s Form 6-K filed on November 18, 2021.

1	NAMES OF REPORTING PERSONS VV Beteiligungen Aktiengesellschaft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,639,169
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,639,169

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,639,169 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.2% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 618,187 shares and 831,330 ADSs (each representing two shares) held by DBB, 4,084,941 shares held by SP, 1,200 shares held by HDBH, 1,000 shares held by MLS and 1,000 shares held by AAM, as to which VV Beteiligungen Aktiengesellschaft (“VVB”) disclaims beneficial ownership. VVB owns a majority interest in DB. DB owns a majority interest in each of DBB, SP, HDBH, MLS and AAM. Also consists of 2,270,181 shares held by DB. VVB owns a majority interest in DB. VVB disclaims beneficial ownership over the shares of DB that it holds in excess of 45% voting power pursuant to the Non-Domination Agreement described herein. See Item 5, herein.

(2)	Based upon 56,717,385 shares outstanding as reported in the Issuer’s Form 6-K filed on November 18, 2021.

1	NAMES OF REPORTING PERSONS Strawtec Group AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of shares held directly by Strawtec Group AG (“SG”). See Item 5, herein.

(2)	Based upon 56,717,385 shares outstanding as reported in the Issuer’s Form 6-K filed on November 18, 2021.

1	NAMES OF REPORTING PERSONS Delphi Unternehmensberatung Aktiengesellschaft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC, AF, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,990,199
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,990,199

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,990,199 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.95% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 618,187 shares and 831,330 ADSs (each representing two shares) held by DBB, 4,084,941 shares held by SP, 1,200 shares held by HDBH, 2,270,181 shares held by DB and 8,350,030 shares held by DU pursuant to the Acting in Concert Agreement described herein. Also includes 1,000 shares held by MLS, 1,000 shares held by AAM and 1,000 shares held by SG, as to which DU disclaims beneficial ownership. DU owns a majority interest in VVB and SG. VVB owns a majority interest in DB. VVB disclaims beneficial ownership over the shares of DB in excess of 45% of DB’s voting power pursuant to the Non-Domination Agreement described herein. DB owns a majority interest in each of MLS and AAM. See Item 5, herein.

(2)	Based upon 56,717,385 shares outstanding as reported in the Issuer’s Form 6-K filed on November 18, 2021.

1	NAMES OF REPORTING PERSONS Wilhelm Konrad Thomas Zours
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,990,199
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,990,199

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,990,199 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.95% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 618,187 shares and 831,330 ADSs (each representing two shares) held by DBB, 4,084,941 shares held by SP, 1,200 shares held by HDBH, 1,000 shares held by MLS, 1,000 shares held by AAM, 2,270,181 shares held by DB, 1,000 shares held by SG and 8,350,030 shares held by DU. DB owns a majority interest in each of DBB, SP, HDBH, MLS and AAM. VVB owns a majority interest in DB, but VVB disclaims beneficial ownership over the shares of DB in excess of 45% of DB’s voting power pursuant to the Non-Domination Agreement described herein. DU owns a majority interest in VVB and SG. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU and is the sole member of the boards of management of VVB and DU and therefore has voting and dispositive power over the shares held by DBB, SP, HDBH, MLS, AAM, DB, SG and DU. Mr. Zours disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. See Item 5, herein.

(2)	Based upon 56,717,385 shares outstanding as reported in the Issuer’s Form 6-K filed on November 18, 2021.

1	NAMES OF REPORTING PERSONS Rolf Birkert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,639,169
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,639,169

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,639,169 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.2% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 618,187 shares and 831,330 ADSs (each representing two shares) held by DBB, 4,084,941 shares held by SP, 1,200 shares held by HDBH, 1,000 shares held by MLS, 1,000 shares held by AAM and 2,270,181 shares held by DB. DB owns a majority interest in each of DBB, SP, HDBH, MLS and AAM. Rolf Birkert, in his capacity as a member of the board of management of DBB and DB, has voting and dispositive power over the shares held by DBB, SP, HDBH, MLS, AAM and DB. Mr. Birkert disclaims beneficial ownership of the shares held by DBB, SP, HDBH, MLS, AAM and DB, except to the extent of his pecuniary interest therein. See Item 5, herein.

(2)	Based upon 56,717,385 shares outstanding as reported in the Issuer’s Form 6-K filed on November 18, 2021.

1	NAMES OF REPORTING PERSONS Alexander Link
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,639,169
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,639,169

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,639,169 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.2% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 618,187 shares and 831,330 ADSs (each representing two shares) held by DBB, 4,084,941 shares held by SP, 1,200 shares held by HDBH, 1,000 shares held by MLS, 1,000 shares held by AAM and 2,270,181 shares held by DB. DB owns a majority interest in each of DBB, SP, HDBH, MLS and AAM. Alexander Link, in his capacity as a member of the board of management of DB, has voting and dispositive power over the shares held by DBB, SP, HDBH, MLS, AAM and DB. Mr. Link disclaims beneficial ownership of the shares held by DBB, SP, HDBH, MLS, AAM and DB, except to the extent of his pecuniary interest therein. See Item 5, herein.

(2)	Based upon 56,717,385 shares outstanding as reported in the Issuer’s Form 6-K filed on November 18, 2021.

1	NAMES OF REPORTING PERSONS Hansjörg Plaggemars
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 1,000 shares held by AAM and 1,000 shares held by SG. Hansjörg Plaggemars, in his capacity as a member of the boards of management of SG and AAM, has voting and dispositive power over the shares held by SG and AAM. Mr. Plaggemars disclaims beneficial ownership of the shares held by SG and AAM, except to the extent of his pecuniary interest therein. See Item 5, herein. Does not include 3,500 shares owned by Mr. Plaggemars’s wife and held in her personal account, as to which Mr. Plaggemars disclaims beneficial ownership.

(2)	Based upon 56,717,385 shares outstanding as reported in the Issuer’s Form 6-K filed on November 18, 2021.

1	NAMES OF REPORTING PERSONS Ralph Bieneck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 1,200 shares held by HDBH. Ralph Bieneck, in his capacity as a member of the board of management of HDBH, has voting and dispositive power over the shares held by HDBH. Mr. Bieneck disclaims beneficial ownership of the shares HDBH, except to the extent of his pecuniary interest therein. See Item 5, herein.

(2)	Based upon 56,717,385 shares outstanding as reported in the Issuer’s Form 6-K filed on November 18, 2021.

1	NAMES OF REPORTING PERSONS Philipp Wiedmann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,084,941
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,084,941

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,084,941 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.2% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 4,084,941 shares held by SP. Philipp Wiedmann, in his capacity as a member of the board of management of SP, has voting and dispositive power over the shares held by SP. Mr. Wiedmann disclaims beneficial ownership of the shares SP, except to the extent of his pecuniary interest therein. See Item 5, herein.

(2)	Based upon 56,717,385 shares outstanding as reported in the Issuer’s Form 6-K filed on November 18, 2021.

1	NAMES OF REPORTING PERSONS Andreas Danner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 1,000 shares held by MLS. Andreas Danner, in his capacity as a member of the board of management of MLS, has voting and dispositive power over the shares held by MLS. Mr. Danner disclaims beneficial ownership of the shares MLS, except to the extent of his pecuniary interest therein. See Item 5, herein.

(2)	Based upon 56,717,385 shares outstanding as reported in the Issuer’s Form 6-K filed on November 18, 2021.

Item 1. Security and Issuer

This statement on Schedule 13D, as amended (the “Schedule 13D”) relates to the ordinary shares, nominal value €1.00 per share (the “Ordinary Shares”), of Biofrontera AG (the “Issuer”). The principal executive offices of the Issuer are located at Hemmelrather Weg 201, D-51377 Leverkusen, Germany.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Deutsche Balaton Biotech AG (“DBB”), SPARTA AG (“SP”), Heidelberger Beteiligungsholding AG (“HDBH”), Ming Le Sports AG (“MLS”), Altech Advanced Materials AG (“AAM”), Deutsche Balaton Aktiengesellschaft (“DB”), VV Beteiligungen Aktiengesellschaft (“VVB”), Strawtec Group AG (“SG”), Delphi Unternehmensberatung Aktiengesellschaft (“DU”), Wilhelm Konrad Thomas Zours, Rolf Birkert, Alexander Link, Hansjörg Plaggemars, Ralph Bieneck, Philipp Wiedmann and Andreas Danner, which are collectively referred to as the “Reporting Persons”. DBB, SP, HDBH, MLS, AAM, DB, VVB, SG and DU are collectively referred to as the “Reporting Entities”, Messrs. Zours, Birkert, Link, Plaggemars, Bieneck, Wiedmann and Danner are collectively referred to as the “Reporting Individuals”, and DBB, SP, HDBH, DB and DU are collectively referred to as the “Pool Members”.

(b)	The address of the principal business office of each Reporting Entity (other than AAM) and each Scheduled Person (as defined below) is Ziegelhäuser Landstrasse 1, Heidelberg, Germany, 69120. The address of the principal business office of AAM is Ziegelhäuser Landstrasse 3, Heidelberg, Germany, 69120.

(c)	The principal business of each of Reporting Entity (other than MLS, SG and DU) is to hold and dispose of equity and equity-related investments. The principal business activities of MLS are the manufacturing, sale and distribution of shoes, clothes, accessories and sporting goods, research and development related to these products and holding and disposing of equity and equity-related investments. The principal business activities of SG are developing, trading, manufacturing and renting machines for the production of building materials, developing, distributing and producing building materials and holding and disposing of equity and equity-related investments. The principal business of DU is to provide consulting services and to hold and dispose of equity and equity-related investments. DB owns a majority interest in each of DBB, SP, HDBH, MLS and AAM; VVB owns a majority interest in DB; and DU owns a majority interest in VVB and SG. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU and is the sole member of the boards of management of VVB and DU. Rolf Birkert is a member of the board of management of DBB and DB. Alexander Link is a member of the board of management of DB. Ralph Bieneck is a member of the board of management of HDBH. Philipp Wiedmann is a member of the board of management of SP. Andreas Danner is a member of the board of management of MLS. Hansjörg Plaggemars is a member of the boards of management of SG and AAM.

(d)	– (e) During the past five years, none of the Reporting Persons or Scheduled Persons has been, and to their respective knowledge, none of the Scheduled Persons has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Entities are each organized under the laws of Germany. Each of the Reporting Individuals (other than Mr. Plaggemars) are citizens of Germany. Mr. Plaggemars is a citizen of the United States.

The name, present business address, present principal occupation, and place of citizenship of the member(s) of the Board of Management of each of the Reporting Entities is set forth on Schedule 1 (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), and is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

As of December 16, 2021, the Reporting Persons have invested in the Issuer as follows:

DBB	€2,491,361 (including brokerage commissions to the extent known) in the Ordinary Shares and €10,637,475 (including brokerage commissions) in American depositary shares (“ADSs”) of the Issuer
SP	€24,413,057 (including brokerage commissions to the extent known) in the Ordinary Shares of the Issuer
HDBH	€5,300 (including brokerage commissions) in the Ordinary Shares of the Issuer
MLS	€7,948 (including brokerage commissions) in the Ordinary Shares of the Issuer
AAM	€7,950 (including brokerage commissions) in the Ordinary Shares of the Issuer
DB	€7,280,816 (including brokerage commissions) in the Ordinary Shares of the Issuer (1)
SG	€7,955 (including brokerage commissions) in the Ordinary Shares of the Issuer
DU	€44,031,996 (excluding brokerage commissions) in the Ordinary Shares of the Issuer

(1) Includes €724,107 (including brokerage commissions to the extent known) invested by ABC Beteiligungen Aktiengesellschaft (“ABC”) prior to its merger with and into DB. See Item 5.

Neither VVB nor any of the Reporting Individuals own shares in their individual capacity.

In the case of the Reporting Entities set forth in the table above (other than DU), the source of such funds was the general working capital of each such purchaser (or their legal predecessors) respectively. In the case of DU, the source of such funds was the general working capital of DU, including proceeds from a private placement of the convertible bonds.

Item 4. Purpose of Transaction

The purpose of the transactions in securities described in this Schedule 13D is investment.

The Reporting Persons, in the aggregate, own approximately 29.95% of the outstanding shares of the Issuer and do not intend to own 30% or more of the outstanding shares of the Issuer. Subject to the foregoing limitation, the Reporting Entities (other than the Reporting Individuals and VVB) currently intend to acquire additional voting securities of the Issuer, or instruments convertible into voting securities of the Issuer to the extent possible at reasonable prices in order to maintain their current ownership positions. Any such acquisitions may be effected through open market purchases, block trades, privately-negotiated transactions, subscriptions made pursuant to rights offerings by the Issuer, or otherwise (including the exercise of any options or other securities exercisable for, or convertible into, any such securities of the Issuer). Furthermore, the Reporting Persons may engage in the transactions concerning the securities of the Issuer with other Reporting Persons. The Reporting Individuals and VVB do not intend to acquire securities of the Issuer. The Reporting Persons (other than the Reporting Individuals and VVB) may also dispose of voting securities of the Issuer from time to time. Any such dispositions may be effected through open market sales, block trades, privately-negotiated transactions, or otherwise.

On July 6, 2021, the Issuer announced that its US-subsidiary Biofrontera Inc. intends to raise capital by means of an initial public offering and a stock exchange listing in the United States (“IPO”).

On September 19, 2021, the Pool Members and ABC requested to call a general shareholders meeting of the Issuer with regard to the intended IPO of Biofrontera Inc. and proposed to elect a special auditor concerning the circumstances of the IPO. On October 5, 2021, the Pool Members and ABC applied for authorization by the local court of Cologne to call a general shareholders meeting of the Issuer and also to authorize the Pool Members and ABC to publish and therewith put such proposals to the agenda of the next shareholders meeting of the Issuer. The application was rejected by the local court of Cologne on December 2, 2021.

On October 13, 2021, the Pool Members and ABC applied for calling a general meeting and an amendment to the agenda of the next shareholders meeting of the Issuer and proposed to vote against the IPO of Biofrontera Inc. and to elect a special auditor regarding the circumstances of the intended IPO.

On November 2, 2021, the Issuer announced that at the closing of the IPO, Biofrontera Inc. placed 3,600,000 Units consisting of (i) one share of Biofrontera Inc. common stock and (ii) one warrant entitling the holder to purchase one additional share of Biofrontera Inc. common stock at an exercise price of $5.00. The underwriters exercised in full their option to purchase up to an additional 540,000 warrants to cover over-allotments. Each warrant expires five years after the date of issuance. The gross proceeds to Biofrontera Inc. from the offering, before deducting the underwriting discounts and commissions and offering expenses, amounted to approximately $18,000,000.

On November 19, 2021, the Issuer announced the results of the mediation proceedings with Mr. Wilhelm K. T. Zours and DB. In the course of the mediation process, an agreement (the “Settlement Agreement”) was entered among each of the Reporting Entities, ABC, Maruho Deutschland GmbH (“Maruho”), Mr. Zours and the Issuer. Pursuant to the Settlement Agreement, (i) the Reporting Entities, ABC and Maruho agreed to vote in favor of the election of the following candidates in the upcoming Annual General Meeting: Dr. Heikki Lanckriet; Dr. Helge Lubenow; Mrs. Prof. Franca Ruhwedel; Mr. Karlheinz Schmelig; Dr. Jörgen Tielmann; and Mr. Wilhelm K. T. Zours, and (ii) the Issuer, DB, DU and ABC agreed to withdraw outstanding lawsuits. Mr. Zours declared his willingness to stand for election as Chairman of the Supervisory Board. The Settlement Agreement also provides that the authorized capital resolved by the Annual General Meeting of the Issuer on May 24, 2017 under agenda item 6, which is the subject of a pending action for rescission, and which would in any case be limited until May 23, 2022, is not to be used even after the withdrawal of the action. The Settlement Agreement does not include a review regarding the background of the IPO of Biofrontera Inc. The terms of the Settlement Agreement were subject to the condition precedent that the aforementioned candidates are elected to the Supervisory Board of the Issuer by no later than December 31, 2021.

In order to ensure that the Issuer will be able to raise further capital in the future, on November 26, 2021 DB submitted with the Issuer an amendment to the agenda of the annual general meeting to be held on December 14, 2021 with the proposals to adopt authorized capital and contingent capital. DB proposed a maximum authorized capital of 50% of the current share capital as well as a maximum contingent capital of 50% of the current share capital, both valid for five years.

On November 26, 2021, the Pool Members and ABC withdrew the proposal to elect a special auditor regarding the circumstances of the intended IPO.

On December 6, 2021, ABC merged with and into DB, with DB continuing as the surviving entity in the merger. The shares in Issuer previously held by ABC are currently held by DB.

On December 14, 2021, the Issuer announced that Dr. Heikki Lanckriet, Dr. Helge Lubenow, Mr. Karlheinz Schmelig, Dr. Jörgen Tielmann and Mr. Wilhelm K. T. Zours were each elected to the Supervisory Board and that Mrs. Prof. Dr. Franca Ruhwedel was re-elected to the Supervisory Board. Furthermore, at its constituting meeting on December 14, 2021, the Supervisory Board elected Wilhelm K. T. Zours as Chairman of the Supervisory Board and Dr. Jörgen Tielmann as Vice Chairman of the Supervisory Board. Furthermore, the Issuer announced that DB’s proposals concerning the maximum authorized capital and maximum contingent capital were rejected.

On December 16, 2021, DB withdrew the outstanding lawsuits as required by the Settlement Agreement.

Except as set forth above, the Reporting Persons have no current plans or proposals with respect to (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure, (vii) changes to the Issuer’s organizational documents or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of the foregoing.

Item 5. Interest in Securities of the Issuer

(a)	Of the aggregate 16,990,199 shares reported in this Schedule 13D (representing 29.95% of the Issuer’s Ordinary Shares), the Reporting Persons hold as follows:

Reporting Person	Shares		Beneficial Ownership %
DBB	2,280,847	(1)	29.95%
SP	4,084,941		29.95%
HDBH	1,200		29.95%
MLS	1,000		0.0%
AAM	1,000		0.0%
DB	2,270,181		29.95%
VVB	0		15.2%
SG	1,000		0.0%
DU	8,350,030		29.95%
Wilhelm Konrad Thomas Zours	0		29.95%
Rolf Birkert	0		15.2%
Alexander Link	0		15.2%
Hansjörg Plaggemars	0		0.0%
Ralph Bieneck	0		0.0%
Philipp Wiedmann	0		0.0%
Andreas Danner	0		0.0%

(1)	Consists of 618,187 shares and 831,330 ADSs (each representing two shares).

DB owns a majority interest in each of DBB, SP, HDBH, MLS and AAM, and therefore has voting and dispositive power over the shares held by DBB, SP, HDBH, MLS and AAM.

VVB owns a majority interest in DB, and therefore has voting and dispositive power over the shares held by DB.

DU owns a majority interest in VVB and SG, and therefore has voting and dispositive power over the shares held by VVB and SG.

Wilhelm Konrad Thomas Zours, does not own any shares in his individual capacity. Mr. Zours owns a majority interest in DU and is the sole member of the boards of management of VVB and DU and therefore has voting and dispositive power over the shares held by the Reporting Entities (other than VVB, which owns no shares).

Rolf Birkert does not own any shares in his individual capacity. Mr. Birkert is a member of the boards of management of DBB and DB, and therefore has voting and dispositive power over the shares held by DBB, SP, HDBH, MLS, AAM and DB.

Alexander Link does not own any shares in his individual capacity. Mr. Link is a member of the board of management of DB, and therefore has voting and dispositive power over the shares held by DBB, SP, HDBH, MLS, AAM and DB.

Hansjörg Plaggemars does not own any shares in his individual capacity. Mr. Plaggemars is as a member of the boards of management of SG and AAM, and therefore has voting and dispositive power over the shares held by SG and AAM.

Ralph Bieneck does not own any shares in his individual capacity. Mr. Bieneck is a member of the board of management of HDBH, and therefore has voting and dispositive power over the shares held by HDBH.

Philipp Wiedmann does not own any shares in his individual capacity. Mr. Wiedmann is a member of the board of management of SP, and therefore has voting and dispositive power over the shares held by SP.

Andreas Danner does not own any shares in his individual capacity. Mr. Danner is a member of the board of management of MLS, and therefore has voting and dispositive power over the shares held by MLS.

For the reasons set forth above, each of DB, VVB, DU, Wilhelm Konrad Thomas Zours, Rolf Birkert and Alexander Link may be deemed to have beneficial ownership with respect to the shares held by DBB, SP, HDBH, MLS and AAM and disclaims beneficial ownership of such shares, except to the extent of their respective pecuniary interest therein.

For the reasons set forth above, each of VVB, DU, Wilhelm Konrad Thomas Zours, Rolf Birkert and Alexander Link may be deemed to have beneficial ownership with respect to all shares held by DB and disclaim beneficial ownership of such shares, except to the extent of their respective pecuniary interests therein.

For the reasons set forth above, DU and Wilhelm Konrad Thomas Zours may be deemed to have beneficial ownership with respect to all shares held by SG and disclaim beneficial ownership of such shares, except to the extent of their respective pecuniary interests therein.

For the reasons set forth above, Wilhelm Konrad Thomas Zours may be deemed to have beneficial ownership with respect to all shares held by DU and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

Pursuant to a non-domination agreement between VVB and DB (the “Non-Domination Agreement”), VVB has agreed that it cannot exercise voting control (through voting more than 45%, directly or indirectly, of the shares) over DB, and therefore VVB disclaims beneficial ownership over the shares it holds in excess of 45% voting power.

On January 28, 2020, each of the Pool Members entered into an acting-in-concert agreement (the “Acting in Concert Agreement”). Pursuant to the Acting in Concert Agreement, each party agrees to exercise their voting rights (or abstain therefrom) in accordance with the terms thereof. Therefore, each Pool Member has voting power over the shares held by the other Pool Member.

On December 6, 2021, ABC merged with and into DB, with DB continuing as the surviving entity in the merger. The shares in Issuer previously held by ABC are currently held by DB.

All percentages set forth in this Schedule 13D are based upon 56,717,385 Ordinary Shares outstanding, as reported in the Issuer’s Form 6-K filed on November 18, 2021 and calculated in accordance with Rule 13d-3 under the Exchange Act of 1934, as amended.

(b)	Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote of:

DBB	0
SP	0
HDBH	0
MLS	0
AAM	0
DB	0
VVB	0
SG	0
DU	0
Wilhelm Konrad Thomas Zours	0
Rolf Birkert	0
Alexander Link	0
Hansjörg Plaggemars	0
Ralph Bieneck	0
Philipp Wiedmann	0
Andreas Danner	0

(ii)	Shared power to vote or to direct the vote of:

DBB	16,987,199	(1)
SP	16,987,199	(1)
HDBH	16,987,199	(1)
MLS	1,000
AAM	1,000
DB	16,989,199	(1) (2)
VVB	8,639,169	(3)
SG	1,000
DU	16,990,199	(1) (4)
Wilhelm Konrad Thomas Zours	16,990,199	(5)
Rolf Birkert	8,639,169	(6)
Alexander Link	8,639,169	(7)
Hansjörg Plaggemars	2,000	(8)
Ralph Bieneck	1,200	(9)
Philipp Wiedmann	4,084,941	(10)
Andreas Danner	1,000	(11)

(iii)	Sole power to dispose or to direct the disposition of:

DBB	0
SP	0
HDBH	0
MLS	0
AAM	0
DB	0
VVB	0
SG	0
DU	0
Wilhelm Konrad Thomas Zours	0
Rolf Birkert	0
Alexander Link	0
Hansjörg Plaggemars	0
Ralph Bieneck	0
Philipp Wiedmann	0
Andreas Danner	0

(iv)	Shared power to dispose or to direct the disposition of:

DBB	2,280,847	(12)
SP	4,084,941
HDBH	1,200
MLS	1,000
AAM	1,000
DB	8,639,169	(2)
VVB	8,639,169	(3)
SG	1,000
DU	16,990,199	(4)
Wilhelm Konrad Thomas Zours	16,990,199	(5)
Rolf Birkert	8,639,169	(6)
Alexander Link	8,639,169	(7)
Hansjörg Plaggemars	2,000	(8)
Ralph Bieneck	1,200	(9)
Philipp Wiedmann	4,084,941	(10)
Andreas Danner	1,000	(11)

(1)	Pursuant to the Acting in Concert Agreement, each of the Pool Members agrees to exercise their voting rights (or abstain therefrom) in accordance with the terms thereof. Includes 618,187 shares and 831,330 ADSs (each representing two shares) held by DBB, 4,084,941 shares held by SP, 1,200 shares held by HDBH, 2,270,181 shares held by DB and 8,350,030 shares held by DU.

(2)	Includes 1,000 shares held by MLS and 1,000 shares held by AAM, as to which DB disclaims beneficial ownership. DB owns a majority interest in each of MLS and AAM.

(3)	Includes 618,187 shares and 831,330 ADSs (each representing two shares) held by DBB, 4,084,941 shares held by SP, 1,200 shares held by HDBH, 1,000 shares held by MLS and 1,000 shares held by AAM, as to which VVB disclaims beneficial ownership. DB owns a majority interest in each of DBB, SP, HDBH, MLS and AAM. Includes 2,270,181 shares held by DB. VVB disclaims beneficial ownership over the shares of DB that it holds in excess of 45% voting power pursuant to the Non-Domination Agreement described herein. VVB owns a majority interest in DB.

(4)	Includes 1,000 shares held by MLS, 1,000 shares held by AAM, 2,270,181 shares held by DB and 1,000 shares held by SG, as to which DU disclaims beneficial ownership. VVB owns a majority interest in DB. VVB disclaims beneficial ownership over the shares of DB that it holds in excess of 45% voting power pursuant to the Non-Domination Agreement described herein. DU owns a majority interest in VVB and SG. DB owns a majority interest in each of DBB, SP, HDBH, MLS and AAM.

(5)	Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU and is the sole member of the boards of management of VVB and DU and therefore has voting and dispositive power over the shares held by DBB, SP, HDBH, MLS, AAM, DB, SG and DU.

(6)	Rolf Birkert, in his capacity as a member of the boards of management of DB and DBB, has voting and dispositive power over the shares held by DBB, SP, HDBH, MLS, AAM and DB.

(7)	Alexander Link, in his capacity as a member of the board of management of DB, has voting and dispositive power over the shares held by DBB, SP, HDBH, MLS, AAM and DB.

(8)	Hansjörg Plaggemars, in his capacity as a member of the boards of management of SG and AAM, has voting and dispositive power over the shares held by SG and AAM.

(9)	Ralph Bieneck, in his capacity as a member of the board of management of HDBH, has voting and dispositive power over the shares held by HDBH.

(10)	Philipp Wiedmann, in his capacity as a member of the board of management of SP, has voting and dispositive power over the shares held by SP.

(11)	Andreas Danner, in his capacity as a member of the board of management of MLS, has voting and dispositive power over the shares held by MLS.

(12)	Consists of 618,187 shares and 831,330 ADSs (each representing two shares) held by DBB.

(c)	Since the most recent Schedule 13D filing, the Reporting Persons have conducted transactions in the shares as reflected on Schedule 2.

(d) – (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the Settlement Agreement set forth in Item 4 is incorporated into this Item 6 by reference.

Item 7. Material to Be Filed as Exhibits

99.1	Joint Filing Agreement.
99.2	Acting in Concert Agreement, dated January 28, 2019, by and among ABC Beteiligungen Aktiengesellschaft, Deutsche Balaton Biotech AG, Prisma Equity AG, SPARTA AG, Heidelberger Beteiligungsholding AG, Deutsche Balaton Aktiengesellschaft and Delphi Unternehmensberatung Aktiengesellschaft (English translation) (incorporated by reference to Exhibit 99.3 to Amendment No. 9 to Schedule 13D, filed by the Reporting Persons with respect to Biofrontera AG on February 3, 2020).
99.3	Power of Attorney (incorporated by reference to Exhibit 99.4 to Amendment No. 9 to Schedule 13D, filed by the Reporting Persons with respect to Biofrontera AG on February 3, 2020).
99.4	Agreement About the Settlement of Litigations, dated November 19, 2021, by and among Biofrontera AG, Mr. Wilhelm K. T. Zours, Deutsche Balaton AG, Delphi Unternehmensberatung AG, VV Beteiligungen AG, ABC Beteiligungen Aktiengesellschaft, Deutsche Balaton Biotech AG, SPARTA AG, Strawtec Group AG, Heidelberger Beteiligungsholding AG, Altech Advanced Materials AG, Ming Le Sports AG and Maruho Deutschland GmbH (English translation).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2021

DEUTSCHE BALATON BIOTECH AG

By:	/s/ Rolf Birkert
Rolf Birkert

SPARTA AG

By:	/s/ Philipp Wiedmann
Philipp Wiedmann

HEIDELBERGER BETEILIGUNGSHOLDING AG

By:	/s/ Ralph Bieneck
Ralph Bieneck

MING LE SPORTS AG

By:	/s/ Andreas Danner
Andreas Danner

ALTECH ADVANCED MATERIALS AG

By:	/s/ Hansjörg Plaggemars
Hansjörg Plaggemars

DEUTSCHE BALATON AKTIENGESELLSCHAFT

By:	/s/ Rolf Birkert
Rolf Birkert

VV BETEILIGUNGEN AKTIENGESELLSCHAFT

By:	/s/ Wilhelm Konrad Thomas Zours
Wilhelm Konrad Thomas Zours

STRAWTEC GROUP AG

By:	/s/ Hansjörg Plaggemars
Hansjörg Plaggemars

DELPHI UNTERNEHMENSBERATUNG AKTIENGESELLSCHAFT

By:	/s/ Wilhelm Konrad Thomas Zours
Wilhelm Konrad Thomas Zours

Hansjörg Plaggemars

/s/ Hansjörg Plaggemars

RALPH BIENECK

/s/ Ralph Bieneck

PHILIPP WIEDMANN

/s/ Philipp Wiedmann

ANDREAS DANNER

/s/ Andreas Danner

ROLF BIRKERT

/s/ Rolf Birkert

ALEXANDER LINK

/s/ Alexander Link

WILHELM KONRAD THOMAS ZOURS

/s/ Wilhelm Konrad Thomas Zours

Schedule 1

Members of Management of the Reporting Persons

The sole member of the Board of Management of DBB is Rolf Birkert. The members of the Board of Management of SP are Eva Katheder and Philipp Wiedmann. The sole member of the Board of Management of HDBH is Ralph Bieneck. The sole member of the Board of Management of each of SG and AAM is Hansjörg Plaggemars. The sole member of the Board of Management of MLS is Andreas Danner. The members of the Board of Management of DB are Rolf Birkert and Alexander Link. The sole member of the Board of Management of each of VVB and DU is Wilhelm Konrad Thomas Zours.

The following table sets forth the name, present occupation or employment and citizenship of each such person.

Name	Present Business Address	Present Occupation	Citizenship
Rolf Birkert	Ziegelhaeuser Landstrasse 1, 69120 Heidelberg, Germany	Member of the Board of DB	Germany
Alexander Link	Ziegelhaeuser Landstrasse 1, 69120 Heidelberg, Germany	Member of the Board of DB	Germany
Eva Katheder	Ziegelhaeuser Landstrasse 1, 69120 Heidelberg, Germany	Member of the Board of SP	Germany
Philipp Wiedmann	Ziegelhaeuser Landstrasse 1, 69120 Heidelberg, Germany	Member of the Board of SP	Germany
Hansjörg Plaggemars	Ziegelhaeuser Landstrasse 3, 69120 Heidelberg, Germany	Member of the Board of AAM	United States
Ralph Bieneck	Ziegelhaeuser Landstrasse 1, 69120 Heidelberg, Germany	Sole Member of the Board of HDBH	Germany
Andreas Danner	Ziegelhaeuser Landstrasse 1, 69120 Heidelberg, Germany	Sole Member of the Board of MLS	Germany
Wilhelm Konrad Thomas Zours	Ziegelhaeuser Landstrasse 1, 69120 Heidelberg, Germany	Sole Member of the Board of DU	Germany

Schedule 2

On December 6, 2021, ABC merged with and into DB, with DB continuing as the surviving entity in the merger. The shares in Issuer previously held by ABC are currently held by DB.